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                              January 11, 2024

       Fui Chu Lo
       Chief Financial Officer
       iOThree Limited
       140 Paya Lebar Road #07-02
       AZ @ Paya Lebar
       Singapore 409015

                                                        Re: iOThree Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Filed January 2,
2024
                                                            CIK No. 0001997637

       Dear Fui Chu Lo:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 18, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management
       Compensation of Directors and Executive Officers, page 90

   1. We note your response to our prior comment 2 and that you paid executive compensation to your executive
officers in both the 2023 and 2022 fiscal year. Please reconcile this with your later statement on
page 90 that "For the years ended March 31, 2023 and 2022, our
                                                        Company did not pay any
compensation to our directors and executive officers as their compensation and
benefits."
 Fui Chu Lo
FirstName  LastNameFui Chu Lo
iOThree Limited
Comapany
January 11,NameiOThree
            2024        Limited
January
Page 2 11, 2024 Page 2
FirstName LastName
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Marc J. Adesso